UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Redwire Corporation (f/k/a Genesis Park Acquisition Corp.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

75776W 103

(CUSIP Number)

David Bilger
c/o Genesis Park Holdings
2000 Edwards Street
Suite B
Houston, TX 77007
Telephone Number: (713) 489-4650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Genesis Park II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 9,841,813(1)(2)(3)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 9,841,813 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,841,813 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5%(4)
14.	Type of Reporting Person (See Instructions) PN
(1) Immediately prior to the consummation by Redwire Corporation (f/k/a Genesis Park Acquisition Corp.) (the “Issuer”) of the Initial Business Combination (as defined below), the Issuer effected the “Domestication” pursuant to which the Issuer changed its jurisdiction of incorporation from the Cayman Islands to the State of Delaware and in connection therewith, among other things, (a) the Issuer was renamed Redwire Corporation and (b) the Issuer’s Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), and Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), were converted automatically by operation of law, on a one-for-one basis, into shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), as more fully described under the heading “Domestication Proposal” in the proxy statement/prospectus accompanying the Issuer’s registration statement on Form S‑4 (File No. 333‑257710) (as amended, the “Registration Statement”).
(2) Includes (a) 2,710,014 shares of Common Stock held by the Manager (as defined below) following the distribution of 4,094,406 shares of Common Stock by the Sponsor to its Members, including the Manager and (b) 2,000,000 shares of Common Stock held by the Manager, of which (i) 1,000,000 shares of Common Stock are held by the Manager following the conversion, in the Domestication, of the 1,000,000 Class A Shares then held by the Manager into shares of Common Stock and (ii) 1,000,000 shares of Common Stock were purchased by the Manager in a private placement that was consummated substantially concurrently with the closing of the Initial Business Combination. The Sponsor is controlled by its Manager, which is controlled by its General Partner (as defined below). Manager and General Partner have voting and dispositive power over any securities held by the Sponsor.  Other than for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of Manager and General Partner disclaims any beneficial ownership of securities reported herein other than to the extent of any pecuniary interest it may have therein, directly or indirectly.
(3) Includes (a) 4,631,799 shares of Common Stock underlying 4,631,799 warrants to purchase Common Stock held by the Manager (“Private Placement Warrants”) following the conversion, in the Domestication, of the Issuer’s warrants to purchase Class A Shares into warrants to purchase Common Stock and the distribution of the Private Placement Warrants by the Sponsor to its Members, including the Manager and (b) 500,000 shares of Common Stock underlying 500,000 warrants to purchase Common Stock (“public warrants”) held by the Manager following the conversion, in the Domestication, of the Issuer’s warrants to purchase Class A Shares into warrants to purchase Common Stock.
(4) The percentage reported in this Schedule 13D is based upon (a) 62,818,620 shares of Common Stock outstanding as of May 9, 2022, (b) 7,732,168 Private Placement Warrants outstanding as of March 31, 2022, and (c) 8,188,811 public warrants outstanding as of March 31, 2022 as set forth in the Form 10-Q filed by the Issuer with the SEC on May 13, 2022.

1.	Names of Reporting Persons. Genesis Park II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF-OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 9,841,813 (1)(2)(3)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 9,841,813 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,841,813 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5%(4)
14.	Type of Reporting Person (See Instructions) OO
(1) Immediately prior to the consummation by the Issuer of the Initial Business Combination, the Issuer effected the Domestication pursuant to which the Issuer changed its jurisdiction of incorporation from the Cayman Islands to the State of Delaware and in connection therewith, among other things, (a) the Issuer was renamed Redwire Corporation and (b) the Class A Shares and Class B Shares were converted automatically by operation of law, on a one-for-one basis, into shares of Common Stock, as more fully described under the heading “Domestication Proposal” in the proxy statement/prospectus accompanying the Issuer’s registration statement on Form S‑4 (File No. 333‑257710) (as amended, the “Registration Statement”).
(2) Includes (a) 2,710,014 shares of Common Stock held by the Manager (as defined below) following the distribution of 4,094,406 shares of Common Stock by the Sponsor to its Members, including the Manager and (b) 2,000,000 shares of Common Stock held by the Manager, of which (i) 1,000,000 shares of Common Stock are held by the Manager following the conversion, in the Domestication, of the 1,000,000 Class A Shares then held by the Manager into shares of Common Stock and (ii) 1,000,000 shares of Common Stock were purchased by the Manager in a private placement that was consummated substantially concurrently with the closing of the Initial Business Combination. The Sponsor is controlled by its Manager, which is controlled by its General Partner (as defined below). Manager and General Partner have voting and dispositive power over any securities held by the Sponsor.  Other than for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of Manager and General Partner disclaims any beneficial ownership of securities reported herein other than to the extent of any pecuniary interest it may have therein, directly or indirectly.
(3) Includes (a) 4,631,799 shares of Common Stock underlying 4,631,799 warrants to purchase Common Stock held by the Manager (“Private Placement Warrants”) following the conversion, in the Domestication, of the Issuer’s warrants to purchase Class A Shares into warrants to purchase Common Stock, and the distribution of the Private Placement Warrants by the Sponsor to its Members, including the Manager and (b) 500,000 shares of Common Stock underlying 500,000 warrants to purchase Common Stock (“public warrants”) held by the Manager following the conversion, in the Domestication, of the Issuer’s warrants to purchase Class A Shares into warrants to purchase Common Stock.
(4) The percentage reported in this Schedule 13D is based upon (a) 62,818,620 shares of Common Stock outstanding as of May 9, 2022, (b) 7,732,168 Private Placement Warrants outstanding as of March 31, 2022, and (c) 8,188,811 public warrants outstanding as of March 31, 2022, as set forth in the Form 10-Q filed by the Issuer with the SEC on May 13, 2022.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 8, 2020 (as amended on March 30, 2021, September 10, 2021, and as further amended from time to time, the “Schedule 13D”) by Genesis Park II LP, a Delaware limited partnership (“Manager”), and Genesis Park II GP LLC, a Delaware limited liability company (“General Partner” and together with Manager, the “Reporting Persons”, relating to their beneficial ownership in Redwire Corporation (f/k/a Genesis Park Acquisition Corp.) (the “Issuer”). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3
Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is supplemented as follows:
On June 3, 2022, the Sponsor distributed 4,094,406 shares of Common Stock and 5,406,541 Private Placement Warrants to its members in exchange for no consideration, including 2,710,014 shares of Common Stock and 4,631,799 Private Placement Warrants distributed to the Manager (the “Distribution”).

Item 4.	Purpose of Transaction Item 4 of the Schedule 13D is supplemented as follows: (e) following the Closing, the Sponsor consummated the Distribution.
Item 5
Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended and restated as follows:
(a) and (b)
The percentage reported in the Schedule 13D is based upon (a) 62,818,620 shares of Common Stock outstanding as of May 9, 2022, (b) 7,732,168 Private Placement Warrants outstanding as of March 31, 2022, and (c) 8,188,811 public warrants outstanding as of March 31, 2022, as set forth in the Form 10-Q filed by the Issuer with the SEC on May 13, 2022.
The aggregate number and percentage of shares of Common Stock over which each Reporting Person may have dispositive and voting power are as follows:
(i) Manager, (x) as the record holder of 4,710,014 shares of Common Stock, 4,631,799 Private Placement Warrants  with 4,631,799 shares of Common Stock underlying such Private Placement Warrants, and 500,000 public warrants with 500,000 shares of Common Stock underlying such public warrants, may be deemed to share dispositive and voting power over such shares of Common Stock, constituting 12.5% of the Common Stock outstanding and (y) as the manager of the Sponsor, has voting and investment discretion with respect to any securities held by the Sponsor, and may be deemed to share dispositive and voting power over such securities held of record by the Sponsor with General Partner. The Manager disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.
(ii) General Partner, as the general partner of Manager, has voting and investment discretion with respect to the securities held by Manager and the Sponsor, and may be deemed to share dispositive and voting power over the (a) 4,710,014 shares of Common Stock held of record by the Manager, (b) 4,631,799 shares of Common Stock underlying the 4,631,799 Private Placement Warrants held of record by the Manager, and (c) the 500,000 shares of Common Stock underlying the 500,000 public warrants held of record by the Manager constituting 12.5% of the Common Stock outstanding, and may be deemed to share dispositive and voting power over any shares of Common Stock held of record by the Sponsor with the Manager. Manager disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.
(iii) Paul W. Hobby, (x) as the record holder of 250,000 shares of Common Stock and 50,000 public warrants with 50,000 shares of Common Stock underlying such public warrants has voting and investment discretion with respect to such 250,000 shares of Common Stock and 50,000 shares of Common Stock underlying such public warrants and (y) as the manager of GP III, has voting and investment discretion with respect to the securities held by GP III, and may be deemed to share dispositive and voting power over 50,000 shares of Common Stock held of record by GP III.
(iv) Steven Gibson, as the record holder of 150,000 shares of Common Stock and 25,000 public warrants with 25,000 shares of Common Stock underlying such public warrants has voting and investment discretion with respect to such 150,000 shares of Common Stock and 25,000 shares of Common Stock underlying such public warrants.
(c) The information in Item 3 is incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions in the shares of Common Stock by the Reporting Persons within the past 60 days. The information set forth in Item 6 under the headings “Securities Subscription Agreement,” “Warrant Agreement and Private Placement Warrants Purchase Agreement” and “Warrant Forfeiture Agreement” is incorporated by reference herein.
(d) Except as set forth in this Item 5, no Person other than the Reporting Persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities. Following the Distribution, the Sponsor does not hold any securities of the Issuer.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2022	Genesis Park II LP

By: Genesis Park II GP LLC, its general partner
By: /s/ Paul W. Hobby
Paul W. Hobby, Authorized Signatory

Dated: June 7, 2022	Genesis Park II GP LLC By: Genesis Park Holdco LP, its managing member By: HSG GP LLC, its general partner
By: /s/ Paul W. Hobby
Paul W. Hobby, Authorized Signatory